SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of January 31, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




Press enquiries:
David Beck tel: +44 207 306 1490; email: david.beck@marconi.com

Investor enquiries:
Karen Keyes tel: + 44 207 306 1345; email: karen.keyes@marconi.com

Industry Analyst enquiries:
Skip MacAskill tel: +44 2476 56 3705; email: skip.macaskill@marconi.com



                    MARCONI AND HUAWEI PARTNERSHIP AGREEMENT


London - 31 January, 2005 - Marconi Corporation plc (London: MONI and NASDAQ:
MRCIY) announces that it has reached an agreement with Huawei Technologies Co. Ltd. regarding ways in which the two companies will work together. Discussions between the two companies have focussed on a mutual distribution agreement that would see each company sell certain products from the other's product portfolio into their respective customers. The two Companies have also discussed how Marconi can use its extensive services structure to support Huawei's pursuit of equipment business in the European market.

A Memorandum of Understanding has been signed. Working groups have been formed by both companies, with a view to being in a position to sign a more definitive agreement before Marconi's financial year-end in March 2005.

Marconi will distribute certain of Huawei's carrier grade data products into its key customers. Huawei will distribute Marconi's next-generation access radio products into its key customers.

Mike Parton, Chief Executive Officer of Marconi, said:
"This is an important first step in what we believe will be a long and mutually beneficial working partnership. Both companies have excellent technology and strong customer relationships that can be leveraged to sell products from our respective product portfolios. We will sell Huawei's products that complement our own, and which we will support through our strong service offering."

Mr. Ren Zhengfei, Chief Executive Officer of Huawei, said:
"We are very glad to cooperate with Marconi. The cooperation is dedicated to bringing customers greater benefits by combining both sides' strengths in the telecommunications industry. We are looking forward to working closely with Marconi and expecting a win-win outlook for the cooperation."

Discussions are continuing regarding a joint product development agreement that will see the two companies derive benefits from the sharing of R&D resource and technologies.

Mike Parton commented;
"The next stage of our relationship will be to develop jointly new products that would then be sold through our mutual distribution channels."



About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

About Huawei Technologies Co., Ltd.
Incorporated in 1988 and headquartered in Shenzhen, China, Huawei Technologies specializes in the R&D, production and marketing of telecoms equipment, providing customized network solutions in fixed, mobile, optical, data communications networks, software & services and terminals. Huawei is now the largest telecom vendor in China's telecom market and is quickly becoming a leading player in the global telecom market. Currently Huawei has 24,000 employees and sales in 2004 reached US$5.58 billion.

For more information, please visit http://www.huawei.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 31 January, 2005